                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                              E-Z Serve Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   269-329-108
                                 (CUSIP Number)


                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                              127 East 73rd Street
                            New York, New York 10021
                                 (212) 439-9292
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 1, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ___.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 Pages
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CUSIP NO. 269-329-108                 13D                     Page 2 of 6 Pages


1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

      NAR Group Limited (no Fed. Employer I.D. number)
-------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER           (a) ___
      OF A GROUP                                      (b) ___
-------------------------------------------------------------------------------

3     SEC USE ONLY
-------------------------------------------------------------------------------

4     SOURCE OF FUNDS
-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            ___
-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION      British Virgin
                                                           Islands
-------------------------------------------------------------------------------

NUMBER            7     SOLE VOTING POWER                   None
OF                --------------------------------------------------------------
SHARES
BENEFICIALLY      8     SHARED VOTING POWER           333,518 shares*
OWNED             --------------------------------------------------------------
BY
EACH              9     SOLE DISPOSITIVE POWER              None
REPORTING         --------------------------------------------------------------
PERSON
WITH              10    SHARED DISPOSITIVE POWER      333,518 shares*
-------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      333,518 shares*
-------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    ___
-------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.5%
-------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON            CO, HC
-------------------------------------------------------------------------------
 *See Item 5.
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CUSIP NO. 269-329-109                  13D                    Page 3 of 6 Pages

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

      Alan Grant Quasha
-------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ___
                                                            (b) ___
-------------------------------------------------------------------------------

3     SEC USE ONLY
-------------------------------------------------------------------------------

4     SOURCE OF FUNDS
-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  ___
-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.A.
-------------------------------------------------------------------------------

NUMBER            7     SOLE VOTING POWER                   None
OF                --------------------------------------------------------------
SHARES
BENEFICIALLY      8     SHARED VOTING POWER           333,518 shares*
OWNED             --------------------------------------------------------------
BY
EACH              9     SOLE DISPOSITIVE POWER              None
REPORTING         --------------------------------------------------------------
PERSON
WITH              10    SHARED DISPOSITIVE POWER      333,518 shares*
-------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      333,518 shares*
-------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    ___
-----------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.5%
-------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------
 *See Item 5.

CUSIP NO. 269-329-108                  13D                    Page 4 of 6 Pages

Item 1.     Security and Issuer.

            This Amendment No. 8 to Statement on Schedule 13D (the "Amendment"), required to be filed with respect to events that occurred on June 1, 1998, relates to the shares of Common Stock, par value $.01 per share, of E-Z Serve Corporation, a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 2550 North Loop West, Suite 600, Houston, Texas 77092. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D, as modified by Amendments No. 1 - 7 thereto (the "Amended Statement").

Item 5.     Interest in Securities of the Issuer.

            Item 5 of the Amended Statement is hereby amended by inserting the following language at the end of subsections (a) & (b) thereof:

            "The Issuer has a total of 69,351,530 shares of Common Stock issued and outstanding as of May 5, 1998.

            Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 333,518 shares of Common Stock. Pursuant to Rule 13d-3(d)(1)(i), such 333,518 shares of Common Stock constitute an aggregate of approximately 0.5% of the outstanding Common Stock. For purposes of Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph."

            Item 5 of the Amended Statement is hereby further amended by inserting the following language at the end of subsection (c) thereof:

            "Pursuant to a Letter Agreement (the "Letter Agreement") dated June 1, 1998 by and among Richemont, Evansville, NAR and Mr. Quasha, NAR has transferred to Richemont, Evansville and Mr. Quasha, the Shareholders of NAR, certain of its holdings of cash, Common Stock and the common stock of certain other corporations in a transaction involving a pro rata dividend granted by NAR to its shareholders. An aggregate of 14,627,962 shares of Common Stock were distributed by NAR to Richemont, Evansville and Mr. Quasha. Richemont received 7,365,540 shares of Common Stock, Evansville received 7,262,422 shares of Common Stock and Mr. Quasha received 103,118 shares of Common Stock."

CUSIP NO. 269-329-108                  13D                    Page 5 of 6 Pages

            Other than the transactions described herein, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B.

            Item 5 of the Amended Statement is hereby further amended by inserting the following language at the end of subsection (e) thereof:

            "On June 1, 1998, upon consummation of the transactions described in subsection 5(c) above, NAR ceased to be the beneficial owner of more than five percent of the Common Stock."
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CUSIP NO. 269-329-108                  13D                    Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 11, 1998

                                          NAR GROUP LIMITED



                                          By: /s/ Thomas A. Huser
                                              ------------------------
                                                  Thomas A. Huser, its
                                                  Attorney-In-Fact


                                          ALAN GRANT QUASHA


                                          By: /s/ Thomas A. Huser
                                              ------------------------
                                                  Thomas A. Huser, its
                                                  Attorney-In-Fact